As filed with the Securities and Exchange Commission on December 10, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Dominion Resources, Inc.

(Name of Subject Company (issuer))

Dominion Resources, Inc.

(Name of Filing Persons (issuer))

2003 Series G 2.125% Convertible Senior Notes due 2023

(Title of Class of Securities)

25746 UA P4

(CUSIP Number of Class of Securities)

Patricia A. Wilkerson, Vice President and Corporate Secretary

G. Scott Hetzer, Senior Vice President and Treasurer

120 Tredegar St.

Richmond, VA 23219

(804) 819-2000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the filing person(s))

Copy to:

James F. Stutts Dominion Resources, Inc. 120 Tredegar St. Richmond, VA 23219 (804) 819-2000	D. Michael Jones McGuireWoods LLP 901 East Cary Street Richmond, VA 23219 (804) 775-1181

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee
$219,450,000	$27,805

(a)	Estimated solely for the purpose of determining the registration fee, and calculated based on the book value of the Registrant’s 2003 Series G 2.125% Convertible Senior Notes due 2023, reduced by an exchange fee of $2.50 for each $1,000 principal amount. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27,805

Form or Registration No.: Form S-4 (333-120339)

Filing Party: Dominion Resources, Inc.

Date Filed: November 10, 2004

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 amends and restates in its entirety the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on November 10, 2004 by Dominion Resources, Inc., a Virginia corporation (“Dominion”). The Issuer Tender Offer Statement on Schedule TO relates to Dominion’s offer to exchange $1,000 principal amount of Dominion’s 2004 Series C 2.125% Convertible Senior Notes due 2023 (the “New Notes”) and an exchange fee of $2.50 for each $1,000 principal amount of validly tendered and accepted outstanding 2003 Series G 2.125% Convertible Senior Notes due 2023 (the “Old Notes”) upon the terms and subject to the conditions contained in the preliminary prospectus issued December 9, 2004 (as may be supplemented and amended, the “prospectus”) and the related letter of transmittal, which are parts of Dominion’s Registration Statement on Form S-4 (File No. 333-120339), originally filed with the SEC November 10, 2004 (as may be supplemented and amended, the “Registration Statement”), and are incorporated herein by reference.

On December 10, 2004, Dominion announced that it had extended the expiration date for the exchange offer from 12:00 midnight, New York City time, on Thursday, December 9, 2004 until 12:00 midnight, New York City time, on Thursday, December 16, 2004. As of December 9, 2004, approximately $219 million in principal amount of Old Notes had been deposited in response to the exchange offer.

The terms of the exchange offer as set forth in the prospectus are unchanged from those set forth in the preliminary prospectus issued November 10, 2004 and previously delivered to holders of the Old Notes.

Item 1.	Summary Term Sheet.

The information under the heading “SUMMARY” in the prospectus is incorporated herein by reference in answer to this Item 1.

Item 2.	Subject Company Information.

The information under the subheading “SUMMARY – DOMINION” in the prospectus is incorporated herein by reference in partial answer to this Item 2.

Item 3.	Identity and Background of Filing Person.

The information under the subheading “SUMMARY – DOMINION” in the prospectus is incorporated herein by reference in partial answer to this Item 3. The names of Dominion’s executive officers and directors are:

Executive Officers

Thos. E. Capps, Chairman of the Board of Directors and Chief Executive Officer of Dominion

Thomas F. Farrell, II, President and Chief Operating Officer of Dominion

Thomas N. Chewning, Executive Vice President and Chief Financial Officer of Dominion

Jay L. Johnson, Executive Vice President of Dominion and President and Chief Executive Officer of Virginia Electric and Power Company

Duane C. Radtke, Executive Vice President of Dominion and Consolidated Natural Gas Company

Mary C. Doswell, Senior Vice President and Chief Administrative Officer of Dominion

Paul D. Koonce, Chief Executive Officer—Energy of Virginia Electric and Power

Mark F. McGettrick, President and Chief Executive Officer—Generation of Virginia Electric and Power Company

Eva S. Hardy, Senior Vice President—External Affairs & Corporate Communications of Dominion

G. Scott Hetzer, Senior Vice President and Treasurer of Dominion

James L. Sanderlin, Senior Vice President—Law of Dominion

Steven A. Rogers, Vice President, Controller and Principal Accounting Officer of Dominion

Directors

Susan B. Allen,

Peter W. Brown

Ronald J. Calise

Thos. E. Capps

George A. Davidson, Jr.

John W. Harris

Robert S. Jepson, Jr.

Benjamin J. Lambert, III

Richard L. Leatherwood

Margaret A. McKenna

Kenneth A. Randall

Frank S. Royal

S. Dallas Simmons

Robert H. Spilman

David A. Wollard

The business address for each of Dominion’s executive officers and directors is c/o Dominion Resources, Inc., 120 Tredegar Street, Richmond, Virginia 23219.

Dominion is both the filing person and the subject company under this Issuer Tender Offer Statement on Schedule TO.

Item 4.	Terms of the Transaction.

The information under the headings/subheadings “SUMMARY – THE EXCHANGE OFFER,” “SUMMARY – MATERIAL DIFFERENCES BETWEEN THE OLD NOTES AND NEW NOTES,” “SUMMARY – THE NEW NOTES,” “THE EXCHANGE OFFER,” “DESCRIPTION OF THE NEW NOTES,” “BOOK-ENTRY PROCEDURES AND SETTLEMENT,” “DESCRIPTION OF CAPITAL STOCK – Common Stock,” “VIRGINIA STOCK CORPORATION ACT AND THE ARTICLES AND BYLAWS” and “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES” in the prospectus is incorporated herein by reference in partial answer to this Item 4. No Old Notes are to be purchased from any officer, director or affiliate of Dominion.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Stock-Based Compensation Plans

Dominion has granted stock options and restricted stock to Dominion’s directors and certain officers, including the executive officers, and key employees.

Equity-Linked Debt Securities

In 2002 and 2000, Dominion issued equity-linked debt securities, consisting of stock purchase contracts and senior notes. The stock purchase contracts obligate the holders to purchase shares of Dominion’s common stock from Dominion by a settlement date, two years prior to the senior notes’ maturity date. The purchase price under the stock purchase contracts is $50 and the number of shares to be purchased will be determined under a formula based on the average closing price of Dominion’s common stock near the settlement date. The senior notes, or treasury securities in some instances, are pledged as collateral to secure the purchase of common stock under the related stock purchase contracts. The holders may satisfy their obligations under the stock purchase contracts by allowing the senior notes to be remarketed with the proceeds being paid to Dominion as consideration for the purchase of stock. Alternatively, holders may choose to continue holding the senior notes and use other resources as consideration for the purchase of stock under the stock purchase contracts.

Dominion makes quarterly interest payments on the senior notes and quarterly payments on the stock purchase contracts. Dominion has recorded the present value of the stock purchase contract payments as a liability, offset by a charge to common stock in shareholders’ equity. Interest payments on the senior notes are recorded as interest expense and stock purchase contract payments are charged against the liability. Accretion of the stock purchase contract liability is recorded as interest expense.

Under the terms of the stock purchase contracts, Dominion will issue between 6.7 million and 8.1 million shares of its common stock in November 2004 and between 4.1 million and 5.5 million shares of its common stock in May 2006. A total of 13.6 million shares of Dominion’s common stock has been reserved for issuance in connection with the stock purchase contracts.

Forward Equity Transaction

In September 2004, Dominion entered into a forward equity sale agreement (forward agreement) with Merrill Lynch International (MLI), as forward purchaser, relating to 10 million shares of Dominion’s common stock. The forward agreement provides for the sale of two tranches of Dominion common stock, each with stated maturity dates and settlement prices. In connection with the forward agreement, MLI borrowed an equal number of shares of Dominion’s common stock from stock lenders and, at Dominion’s request, sold the borrowed shares to J.P. Morgan Securities Inc. (JPM) under a purchase agreement among Dominion, MLI and JPM. JPM subsequently offered the borrowed shares to the public. The forward agreement was accounted for as equity at its initial fair value.

Dominion did not initially receive any proceeds from the sale of the borrowed shares. Except in specified circumstances or events that would require physical share settlement, Dominion may elect to settle the forward agreement by means of a physical share, cash or net share settlement. If Dominion elects to settle all of the shares subject to the forward agreement with stock, it will receive aggregate proceeds of approximately $644 million, based on maturity forward prices of $64.62 per share for the 2 million shares included in the first tranche and $64.34 per share for the 8 million shares included in the second tranche. The first tranche must settle by December 20, 2004, and the second tranche must settle by May 17, 2005. Dominion may elect to settle all or part of either tranche earlier, at fixed settlement prices provided in the forward agreement. Dominion will not be required to deliver more than 10 million shares under the forward agreement.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information under the subheadings “SUMMARY – THE EXCHANGE OFFER – Purpose of the Exchange Offer” and “SUMMARY – THE NEW NOTES – Use of Proceeds” in the prospectus is incorporated herein by reference in answer to this Item 6.

Item 7.	Source and Amount of Funds or Other Consideration.

The consideration for the Old Notes to be purchased by Dominion is the issuance of $1,000 principal amount of New Notes and an exchange fee of $2.50 for each $1,000 principal amount of Old Notes. The total consideration required to purchase all of the outstanding Old Notes is $220,000,000 principal amount of New Notes and an aggregate exchange fee $550,000. The exchange fee will be paid from Dominion’s working capital. Dominion does not expect that any alternate financing arrangements will be required.

Item 8.	Interest in Securities of the Subject Company.

None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information under the subheadings “THE EXCHANGE OFFER – Exchange Agent,” “THE EXCHANGE OFFER – Information Agent,” “THE EXCHANGE OFFER – Dealer Manager” and “THE EXCHANGE OFFER – Other Fees and Expenses” in the prospectus is incorporated herein by reference in answer to this Item 9.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

The information under the subheading “THE EXCHANGE OFFER – Conditions to the Exchange Offer” is incorporated herein by reference in answer to this Item 11.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Preliminary Prospectus issued December 9, 2004 (incorporated by reference to the Preliminary Prospectus filed under Rule 424(a) on December 10, 2004)

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 of the Registration Statement)

(a)(1)(v)	Letter to Clients (incorporated by reference to Exhibit 99.4 of the Registration Statement)

(a)(2)	None

(a)(3)	None

(a)(4)	Preliminary Prospectus issued December 9, 2004 (incorporated by reference to the Preliminary Prospectus filed under Rule 424(a) on December 10, 2004)

(a)(5)	Press Release dated November 10, 2004 (incorporated by reference to Press Release dated November 10, 2004 filed pursuant to Rule 425 of the Securities Act of 1933, as amended)

(a)(6)	Exchange Offer Communication (incorporated by reference to Exchange Offer Communication filed on November 10, 2004 pursuant to Rule 425 of the Securities Act of 1933, as amended)

(a)(7)	Press Release dated December 10, 2004 (incorporated by reference to Press Release dated December 10, 2004 filed pursuant to Rule 425 of the Securities Act of 1933, as amended)

(b)	None

(d)(1)(i)	Dominion Resources, Inc. Incentive Compensation Plan, effective April 22, 1997, as amended and restated effective July 20, 2001 (incorporated by reference to Exhibit 10.1 to Dominion’s Form 10-Q for the quarter ended June 30, 2001 (SEC File No. 001-08489))

(d)(1)(ii)	Dominion Resources, Inc. Stock Accumulation Plan for Outside Directors, amended as of February 27, 2004 (incorporated by reference to Exhibit 10.15 to Dominion’s Form 10-K for the year ended December 31, 2003 (SEC File No. 001-08489))

(d)(1)(iii)	Dominion Resources, Inc. Directors’ Stock Compensation Plan, as amended February 27, 2004 (incorporated by reference to Exhibit 10.16 to Dominion’s Form 10-K for the year ended December 31, 2003 (SEC File No. 001-08489))

(d)(1)(iv)	Dominion Resources, Inc. Leadership Stock Option Plan, effective July 1, 2000, as amended and restated effective July 20, 2001 (incorporated by reference to Exhibit 10.2 to Dominion’s Form 10-Q for the quarter ended June 30, 2001 (SEC File No. 001-08489))

(d)(2)	Purchase Contract Agreement dated as of October 12, 2000 (incorporated by reference to Exhibit 4.3 to Dominion’s Current Report on Form 8-K (SEC File No. 001-08489) filed with the SEC on October 12, 2000)

(d)(3)	Purchase Contract Agreement dated as of March 20, 2002 (incorporated by reference to Exhibit 4.3 to Dominion’s Current Report on Form 8-K (SEC File No. 001-08489) filed with the SEC on March 18, 2002)

(d)(4)	Forward Sale Agreement dated September 7, 2004 (incorporated by reference to Exhibit 10 to Dominion’s Current Report on Form 8-K (SEC File No. 001-08489) filed with the SEC on September 10, 2004)

(g)	None

(h)	Tax Opinion of McGuireWoods LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement)

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMINION RESOURCES, INC.

By:	/s/ G. Scott Hetzer
Name: G. Scott Hetzer
Title: Senior Vice President and Treasurer

Dated: December 10, 2004